UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER
001-10026

CUSIP NUMBER
NOTIFICATION OF LATE FILING	962 08T 104

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2018
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Albany International Corp.

Full Name of Registrant

 Former Name if Applicable

216 Airport Drive

Address of Principal Executive Office (Street and Number)

Rochester, New Hampshire 03867

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Albany International Corp. (the “Company”) is unable, without unreasonable effort or expense, to file its annual report on Form 10-K for the year ended December 31, 2018 (“2018 10-K”) within the prescribed time period.

As reported in its earnings release dated February 11, 2019, the Company discovered, during the fourth quarter of 2018, that ASC 606 implementation issues in its Machine Clothing (“MC”) business segment had resulted in immaterial errors in certain reported segment and consolidated Company financial statement line items for each of the first three quarters of 2018. The implementation issues were related to certain MC contracts in which the Company satisfies its performance obligation before the product is delivered to the customer (these are referred to as “Make and Hold” transactions). The errors were discovered as the result of activities by management during the fourth quarter to review all Make and Hold transactions, as part of its continuous efforts to ensure successful overall adoption of the ASC 606 revenue standard.

As a result of the discovery of these errors, management concluded that a material weakness had existed during 2018 with respect to the internal controls related to the recording of Make and Hold transactions. As a result, the Company made changes to the applicable controls, and put in place additional controls during the fourth quarter of 2018, intended to remediate the material weakness. Due to the end-of-year timing when these changes were put in place, and the additional testing required to assess their effectiveness, management does not currently anticipate that it will be able to conclude that the material weakness was remediated at December 31, 2018. As a result, the Company expects to report in the 2018 10-K that a material weakness existed at December 31, 2018, and that, as a result, the Company’s internal control over financial reporting was not effective as of such date.

In addition, management has determined that it requires additional time to complete its overall assessment of the Company’s internal control over financial reporting, and, as a result, the Company’s independent registered accounting firm, KPMG LLP (“KPMG”), has not yet been able to complete its audit and report on the Company’s consolidated financial statements and internal control over financial reporting to be included in the 2018 10-K.

Based on the reviews and analyses to date, the Company does not expect adjustments to its previously announced financial results. The Company is working diligently to finalize its assessment of internal control over financial reporting. The Company expects that it and KPMG will finalize the remaining work and that the Company will file its Annual Report on Form 10-K no later than the prescribed due date pursuant to Rule 12b-25.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	John B. Cozzolino	(518)	445-2281
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Albany International Corp.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 1, 2019	By:	/s/ John B. Cozzolino
	Name: Title:	John B. Cozzolino Chief Financial Officer

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).